SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2007

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AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated January 4, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: January 4, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated January 4, 2007

EXHIBIT 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Announces Agreement to Sell Holding of TMM

Hadera, Israel, January 4, 2007 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) announced that an Agreement was signed with CGEA ONYX (Israel) Ltd. (“CGEA”), according to which, the Company will sell to CGEA its holdings in Barthelemi Holdings Ltd. (“Barthelemi”), a company through which AIPM and CGEA possess holdings in TMM Integrated Recycling Industries Ltd. (“TMM”). The Company also will sell to CGEA, according to the Agreement, the rest of its holdings in TMM, as follows.

The sale is a part of a strategic process of focusing in the Company’s core business areas.

As of the date of this report, the Company directly holds approximately 17.8% of TMM, and indirectly through its holdings in Barthelemi, approximately 25.3% of TMM. CGEA holds approximately 45% of TMM, through its holdings in Barthelemi.

According to the Agreement, CGEA will purchase, subject to the term mentioned below, all of the Company’s holdings in Barthelemi and will become the sole shareholder of Barthelemi, in return to a total amount of approximately NIS 16 million to be paid to the Company, in accordance with TMM’s share value, in the following purchase offer.

According to the Agreement, the closing of the above transaction, is conditional to the success of a complete purchase offer that CGEA is planning to publish in the next few days, according to which CGEA intends to try to purchase all TMM’s issued and offered share capital (including the Company’s direct holdings in TMM but excluding Barthelemi’s holdings and the dormant shares owned by TMM and its subsidiaries).

The Company is obligated in the Agreement, to sell to CGEA all its direct holdings in TMM, in the frame of the purchase offer that will be published as stated above, and on its terms.

The Company estimates that the transaction, if completed, will not have any essential effect on the financial outcomes of the Company.